June 8, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Re:	Kforce Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 5, 2010
File No. 000-26058

Dear Mr. Spirgel:

We represent Kforce Inc. (“Kforce”) and we are writing to you in connection with your letter to Kforce dated June 3, 2010 (the “Comment Letter”). We are sending you this letter at the direction of Mr. Ajay Koduri in response to a telephone conversation yesterday.

The Comment Letter requested that Kforce either provide a response within 10 business days or a notice of when Kforce would provide a response. We mentioned to Mr. Koduri, because certain of Kforce’s key personnel will be unavailable for portions of June, Kforce would like a brief amount of additional time to respond. Mr. Koduri suggested a response date of Monday, June 28, 2010. Kforce currently believes that this extension will be sufficient and that it will respond on or before this date.

Please let me know if you have any questions concerning the foregoing.

Very truly yours,

HOLLAND & KNIGHT, LLP

/s/ Robert J. Grammig
Robert J. Grammig

cc:	Ajay Koduri, Esq., Securities and Exchange Commission (via facsimile)

David L. Dunkel, Chief Executive Officer, Kforce Inc.

Joseph J. Liberatore, Chief Financial Officer, Kforce Inc.

Jeffrey B. Hackman, Chief Accounting Officer, Kforce Inc.